UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13 G
Under the Securities Exchange Act of 1934

Gladstone Investment Corporation

(Name of Issuer)

Cumulative Term Preferred Stock due 2023
and Cumulative Term Preferred Stock due 2022

(Title of Class of Securities)

3765465503 and 376546404

(CUSIP Numbers)

September 30, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
  /x/  Rule 13d-1(b)
   / / Rule 13d-1(c)
   / / Rule 13d-1(d)

CUSIP Nos.: 3765465503 and 376546404

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  5. Sole Voting Power

  850,150

  6. Shared Voting Power

  N/A

  7. Sole Dispositive Power

  850,150

  8. Shared Dispositive Power

  N/A

9. Aggregate Amount Beneficially Owned by Each Reporting Person

850,150

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

N/A

11. Percent of Class Represented by Amount in Row (9)

15.27% (1)

12. Type of Reporting Person (See Instructions)

IA

(1) This percentage is based upon data reported on the Issuer's Prospectus on Form 497 filed with the SEC on September 20, 2016, the Issuer's Current Report on Form 8-K filed with the SEC on September 23, 2016 and the Issuer's Form 25, filed with the SEC on September 30, 2016. The Issuer reported reported 1,600,000 7.125% Series A Cumulative Term Preferred Shares, par value $0.001 ("Series A Term Preferred Shares"), 1,656,000 6.75% Series B Cumulative Term Preferred Shares, par value $0.001 ("Series B Term Preferred Shares"), 1,610,000 6.50% Series C Cumulative Term Preferred Shares, par value $0.001 ("Series C Term Preferred Shares") and 2,300,000 Series D Cumulative Term Preferred Shares, par value $0.001 ("Series D Term Preferred Shares"). Collectively, this equals 7,166,000 preferred shares outstanding for the issuer. However, on Form 25 filed on September 30 with the SEC, the Issuer redeemed all of the Series A Term Preferred Shares and the Issuer now has 5,566,000 preferred shares outstanding (the "Preferred Shares Outstanding").

When using a denominator that combines both: (i) 5,566,000 Preferred Shares Outstanding and (ii) 30,270,958 Common Shares (defined in Item 6) outstanding, as reported on the Issuer's Prospectus on Form 497 filed with the SEC on September 20, 2016, the percentage is approximately 2.4% of the combined Preferred Shares Outstanding and Common Shares outstanding.

 Item 1.

  (a) The Name of the Issuer is: Gladstone Investment Corporation

  (b) The Address of the Issuer‘s Principal Executive Office is: 1521 Westbranch Drive, Suite 100, McLean, Virginia

Item 2.

  (a) The name of the Person Filing is: Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”).

  (b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

  (c) Citizenship: Each of the Principals is a United States citizen. KIM is a New York corporation.

  (d) Title of Class of Securities: 6.25% Series D Cumulative Term Preferred Stock due 2023 6.5% Series C Cumulative Term Preferred Stock due 2022 (the "Preferred Shares")

  (e) CUSIP Numbers: 3765465503 and 376546404

Item 3. If this statement is filed pursuant to § § 240.13d – 1 ( b ) or 240.13d – 2 ( b ) or ( c ), check whether the person filing is a:

  / / Not Applicable

  (a) / / Broker or dealer registered under section 15 of the Act ( 15 U.S.C. 78o ).

  (b) / / Bank as defined in section 3 (a) (6) of the Act ( 15 U.S.C. 78c ).

  (c) / / Insurance company as defined in section 3 ( a ) (6) of the Act ( 15 U.S.C. 78c ).

  (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 ( 15 U.S.C. 80 – a ).

  (e) /X/ An investment adviser in accordance with § 240.13d– 1 ( b ) (1) ( ii ).

   (f) / / An employee benefit plan or endowment fund in accordance with § 240.13d– 1 ( b ) (1) ( ii ) ( F ).

  (g) / / A parent holding company or control person in accordance with § 240.13d– 1 ( b ) (1) ( ii ) ( G ).

  (h) / / A savings association as defined in Section 3 ( b ) of the Federal Deposit Insurance Act ( 12 U.S. C. 1813 ).

  (i) / / A church plan that is excluded from the defininition of an investment company under section 3 ( c ) (14) of the Investment Company Act of 1940 ( 15 U.S. C. 80a – 3 ).

  (j) / / Non U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

  (k) / / Group, in accordance with § 240.13 – 1 ( b ) (1) ( ii ) (K).

Item 4.

(a) Amount beneficially owned: 850,150 Preferred Shares

(b) Percent of class: 15.27% of the Preferred Shares Outstanding based upon the Issuer's Prospectus on Form 497 filed with the SEC on September 20, 2016, the Issuer's Current Report on Form 8-K filed with the SEC on September 23, 2016 and the Issuer's Form 25, filed with the SEC on September 30, 2016. The Issuer reported reported 1,600,000 7.125% Series A Cumulative Term Preferred Shares, par value $0.001 ("Series A Term Preferred Shares"), 1,656,000 6.75% Series B Cumulative Term Preferred Shares, par value $0.001 ("Series B Term Preferred Shares"), 1,610,000 6.50% Series C Cumulative Term Preferred Shares, par value $0.001 ("Series C Term Preferred Shares") and 2,300,000 Series D Cumulative Term Preferred Shares, par value $0.001 ("Series D Term Preferred Shares"). Collectively, this equals 7,166,000 preferred shares outstanding for the issuer. However, on Form 25 filed on September 30 with the SEC, the Issuer redeemed all of the Series A Term Preferred Shares and the Issuer now has 5,566,000 preferred shares outstanding (the "Preferred Shares Outstanding"). When using a denominator that combines both: (i) 5,566,000 Preferred Shares Outstanding and (ii) 30,270,958 Common Shares (defined in Item 6) outstanding, as reported on the Issuer's Prospectus on Form 497 filed with the SEC on September 20, 2016, the percentage is approximately 2.4% of the combined Preferred Shares Outstanding and Common Shares outstanding.

(c) Number of shares as to which the person has:

  (i) Sole power to vote or to direct the vote: 850,150 Preferred Shares

  (ii) Shared power to vote or to direct the vote: N/A

  (iii) Sole power to dispose or to direct the disposition of: 850,150 Preferred Shares

  (iv) Shared power to dispose or to direct the disposition of: N/A

Item 5. Ownership of Five Percent of Less of a Class.

If this statement is being filed to report the fact that as of the date herof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Accounts managed by KIM (the "Accounts") have the right to receive all dividends from, and any proceeds from the sale of the shares. None of the Accounts has an interest in shares constituting more than 5% of the shares outstanding.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Copmany or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:          /s/
Name:     Daniel Lippincott
Title:       Senior Tax-Sensitive Manager
Date:      October 10, 2016